As filed with the Securities and Exchange Commission on March 10, 2006	Registration No. 333-131912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Amendment No. 1
to
FORM F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
CARDIOME PHARMA CORP.
(Exact name of registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)
6th Floor, 6190 Agronomy Road
Vancouver, British Columbia
Canada V6T 1Z3
(604) 677-6905
(Address and telephone number of registrant’s principal executive office)
PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:
Annette E. Becker
Devin W. Stockfish
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
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     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

PROSPECTUS
1,036,098 Common Shares
     This is an offering by certain shareholders of Cardiome Pharma Corp. of common shares issuable upon exercise of special warrants issued by us in a private placement transaction. The selling shareholders may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.
     We will not receive any proceeds from the sale of our common shares by the selling shareholders.
     Our common shares are quoted on the Nasdaq National Market, or Nasdaq, under the symbol “CRME” and on the Toronto Stock Exchange, or the TSX, under the symbol “COM.” The reported closing price of our common shares on March 9, 2006 on Nasdaq was U.S.$12.34 and on the TSX was C$14.31.
     Investing in our common shares involves substantial risks which are described in the “Risk Factors” section beginning on page 3.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 10, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.
Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of such information.
In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “C$” refers to Canadian dollars. Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate on December 30, 2005 for one Canadian dollar, expressed in U.S. dollars, as reported by the Federal Reserve Bank of New York, being $0.8579.
In this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” or similar terms, as well as references to “Cardiome,” refer to Cardiome Pharma Corp. either alone or together with our subsidiaries.
The name Cardiome is our trademark. All other trademarks, product names and company names used in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that you should consider before investing in our common shares. You should read the entire prospectus carefully before making an investment decision.
BUSINESS OF THE COMPANY
     We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial fibrillation and congestive heart failure.
Atrial Fibrillation
     Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. The disease, which has the potential to overcome the limitations of current drugs, manifests itself as an abnormal heart rhythm as a result of irregular electrical impulses within the atria. RSD 1235 is a new chemical entity designed to treat atrial fibrillation by using the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug has two potential applications: (i) as an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm and (ii) as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.
     In December 2004 and September 2005, we announced positive top-line results for the first and second pivotal Phase III atrial fibrillation trials (ACT 1 and ACT 3, respectively) for intravenous RSD 1235, or RSD 1235 (iv). RSD 1235 (iv) is our lead product candidate for the acute treatment of recent-onset atrial fibrillation. With the efficacy data generated from ACT 1 and ACT 3, we are working with our collaborative partner Astellas (formerly Fujisawa, renamed after the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.) in compiling a new drug application, or NDA, for a potential submission to the United States Food and Drug Administration, or FDA, in early 2006. We are currently conducting an open-label safety study (ACT 4) in conjunction with Astellas for additional safety data to supplement the results of ACT 1 and ACT 3 for the NDA. In addition, we are conducting another Phase III trial (ACT 2) with Astellas to evaluate RSD 1235 (iv) for the treatment of post-operative atrial arrhythmia. Pursuant to a collaboration and license agreement that we entered into with Fujisawa in October 2003, Astellas has an exclusive right to develop, manufacture and market intravenous and injectable formulations of RSD 1235 in North America. We have retained the right to develop, manufacture and market intravenous and injectable formulations of RSD 1235 outside of North America.
     In August 2005, we announced the successful completion of the Phase I studies required to advance clinical testing of the oral formulation of RSD 1235, or RSD 1235 (oral), into a planned Phase II study in December 2005. In December 2005, we announced the initiation of a Phase IIa pilot study of RSD 1235(oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study will measure the safety and efficacy of RSD 1235 (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. We have retained the right to develop, manufacture, and market RSD 1235 (oral) both within and outside of North America, which we are developing for the long term treatment of atrial fibrillation.

Congestive Heart Failure
     Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. In August 2005, we announced results for OPT-CHF, a Phase II trial for oral Oxypurinol in 405 patients with congestive heart failure. Top-line results from this trial were negative. Subsequent to completion of a detailed analysis of the study results, we decided to suspend development of Oxypurinol for the treatment of congestive heart failure. In October 2005, we completed the acquisition of Artesian Therapeutics, Inc., or Artesian, a privately-held biopharmaceutical company, which currently has two advanced small molecule drug candidates for the treatment of congestive heart failure.
RECENT DEVELOPMENTS
     On October 21, 2005, we completed the acquisition of Artesian. Under the terms of the acquisition, payments to Artesian shareholders are contingent on the achievement of certain pre-defined clinical milestones. The milestone payments will equal, in the aggregate, $32 million for each of the first two drug candidates from the Artesian programs that reach NDA approval. The first such milestone is due upon initiation of the clinical development of an Artesian drug candidate. Artesian was founded in March 2002 to discover and develop bi-functional small-molecule drugs for the treatment of cardiovascular disease, and currently has two advanced small molecule discovery programs in the area of congestive heart failure. Artesian’s lead program is focused on a series of dual-pharmacophore compounds designed to simultaneously inhibit the cardiac phosphodiesterase enzyme (PDE3), causing inotropic effects, while inhibiting the L-Type Calcium channel to protect against calcium overload. Artesian’s second program focuses on a novel strategy to attenuate the deleterious effects of the excessive neurohormonal activation which occurs in congestive heart failure.
     On October 21, 2005, in connection with the Artesian acquisition, we completed the private placement of 1,036,098 special warrants, each of which entitled the holder thereof to acquire, without payment of any additional consideration, one common share of Cardiome Pharma Corp. The special warrants were sold to Oxford Bioscience Partners IV L.P., or Oxford, and mRNA Fund II L.P., or mRNA, at a price of $7.2387 per special warrant for aggregate gross proceeds of approximately $7.5 million. Pursuant to the terms of the special warrant subscription agreements, we are obligated to use our commercially reasonable best efforts to qualify the distribution of the common shares underlying the special warrants, or underlying common shares, in British Columbia and to register the offer and sale of the underlying common shares by Oxford and mRNA in the United States as soon as reasonably practicable.
CORPORATE INFORMATION
     We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. We changed our name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, we were continued under the laws of Canada, and we are now a product-focused cardiovascular drug development company. Our principal executive offices are located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada V6T 1Z3. Our telephone number is (604) 677-6905 and our website address is www.cardiome.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

RISK FACTORS
     Investing in our common shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.
We have a history of significant losses and a significant accumulated deficit and we have not generated any product revenues to date. We may never achieve or maintain profitability.
     We have had no revenue from product sales to date. Although we have been involved in the life sciences industry since 1992, we have been engaged only in research and development. We have incurred significant operating losses, including net losses of approximately $38.3 million (C$44.7 million) for the nine month period ended September 30, 2005, $23.8 million (C$27.8 million) for the twelve month period ended December 31, 2004, C$19.9 million for the thirteen month period ended December 31, 2003 and C$14.0 million and for the twelve month period ended November 30, 2002. As of September 30, 2005, our accumulated deficit was $117.4 million (C$136.8 million). We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs.
     If we are unable to develop, obtain regulatory approval for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations. We currently do not have any commercial products. It takes many years and potentially hundreds of millions of dollars to successfully develop a pre-clinical or early clinical compound into a marketed drug. Additional financing may not be available to us or may not be available on terms that are favorable to us.
We are establishing a pharmaceutical development business and have no developed or approved products.
     We are in the drug development stage and, as a consequence, are subject to all of the risks associated with the establishment of a pharmaceutical development business. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.
     Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any significant product sales for at least two years. In addition, none of our product candidates has received regulatory approval for commercial sales from any jurisdiction. Substantial pre-clinical safety and toxicology work and clinical development testing for our product candidates remains ongoing. RSD 1235 (iv) is in further Phase III clinical and safety testing and RSD 1235 (oral) is in Phase II clinical testing. The two advanced small molecule drug candidates for the treatment of congestive heart failure from Artesian are in pre-clinical testing. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.
     Any failure to successfully develop and obtain regulatory approval for products that are currently under development would have a material adverse effect on our business, financial condition and results of operations.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.
     Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of our product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.
     A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. For example, after positive results in pre-clinical trials and a proof of concept clinical trial, we received negative top-line results for our Phase II trial for oral Oxypurinol, and ultimately decided to suspend development of Oxypurinol for the treatment of congestive heart failure. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for RSD 1235 (iv) and RSD 1235 (oral) may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.
     We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If RSD 1235 (iv) or RSD 1235 (oral) fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, if the results of our ACT 2 and ACT 4 trials for RSD 1235 (iv) fail to support the clinical results available from ACT 1 and ACT 3, our business and future revenues will be adversely affected.
We expect to announce results for two additional ongoing Phase III clinical trials of RSD 1235 (iv) in patients with atrial fibrillation. Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively.
     We expect to announce the results of two additional Phase III clinical trials (ACT 2 and ACT 4), for RSD 1235 (iv) and a Phase II clinical trial for RSD 1235 (oral) in 2006. These results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly.

We expect to submit an NDA to the FDA in the near future. Our share price could decline significantly if our submission is delayed or perceived negatively.
     We expect to submit an NDA with the currently available efficacy and safety data to the FDA in early 2006 and intend to provide the FDA with additional safety data from our ongoing Phase III clinical trial (ACT 2) and open-label safety study (ACT 4) at a later date. The results of ACT 2 and ACT 4 may be delayed or may not be favorable, which could significantly delay the regulatory timeline of our NDA. Share prices for life sciences companies have declined significantly in certain instances where the timeline of the NDAs were delayed or were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the delay of the regulatory timeline of any of our product candidates could cause our share price to decline significantly.
We rely on proprietary technology, the protection of which can be unpredictable and costly.
     Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products.
     Currently, with regard to RSD 1235, we have one pending U.S. provisional patent application, two allowed and six pending U.S. utility patent applications, nine pending international applications, 40 pending Canadian and foreign patent applications, and 27 granted and one allowed foreign patents in various jurisdictions including, but not limited to, Australia, Belgium, Denmark, France, Germany, Great Britain, Israel, Italy, the Netherlands, Portugal, Russia, Singapore, Spain, and Sweden. We currently have one allowed U.S. patent with composition of matter claims specific to RSD 1235 and we are pursuing similar claims in other major commercial markets, including Europe. Through the Artesian acquisition, we have acquired four pending U.S. utility patent applications, four pending international applications and 34 pending Canadian and foreign patent applications. We have no assurance that any claims from these patents will ever issue.
     We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. There is also a risk that any patents issued relating to our RSD 1235 products or any patents licensed to us may be successfully challenged or that the practice of our RSD 1235 products might infringe the patents of third parties. If the practice of our RSD 1235 products infringes the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases alter the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.
     In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.

     Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.
Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain.
     Clinical trials are very expensive and difficult to design and implement, which is especially true for trials involving cardiovascular diseases, including the treatment of atrial arrhythmia. The clinical trial process is also time consuming. We estimate that the clinical trials for our RSD 1235 (oral) product candidate will continue for several years, but they may take significantly longer to complete, and additional clinical trials for RSD 1235 (iv) may be required. Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:
•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;
•	delays arising from our collaborative partnerships;
•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;
•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;
•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;
•	slower than expected rates of patient recruitment and enrollment;
•	uncertain dosing issues;
•	inability or unwillingness of medical investigators to follow our clinical protocols;
•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;
•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;
•	unforeseen safety issues or side effects;
•	lack of efficacy during the clinical trials;
•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or
•	other regulatory delays.
If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.
     Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:
•	design of the protocol;
•	the size of the patient population;
•	eligibility criteria for the study in question;
•	perceived risks and benefits of the drug under study;
•	availability of competing therapies;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians; and
•	availability of clinical trial sites.
     If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.
     We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. We believe that our current capital resources, including our anticipated milestone payments from Astellas under the terms of our collaboration and license agreement with Astellas, and the proceeds of the special warrant financing, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, and should allow us to commercialize RSD 1235 (iv) in North America. However, advancing our other product candidates or any new product candidates through to commercialization will require considerable resources and additional access to capital markets.

     In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:
•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;
•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;
•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;
•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or
•	we elect to develop, acquire or license new technologies and products.
     We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours, are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.
     If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.
Any of our product candidates that receive regulatory approval will be subject to extensive post-market regulation that can affect sales, marketing and profitability.
     Even if we or our collaborators obtain regulatory approval for our drug candidates, we will be subject to post-marketing regulatory obligations, including the FDA’s requirements to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the FDA to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems, could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to commercialize approved products.
     In addition, manufacturing of approved drug products must comply with extensive regulations governing current Good Manufacturing Practices, or GMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with GMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable GMP requirements. Failure or delay by any manufacturer of our products to comply with GMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability.

     Sales and marketing of pharmaceutical products in the United States are subject to extensive federal and state laws governing on label and off-label advertising, scientific/educational grants, gifts, consulting and pricing. Advertising and promotion of approved drugs must comply with the Federal Anti-kickback Statute, similar state laws, and the Federal False Claim Act. The distribution of product samples to physicians in the United States must comply with the requirements of the Prescription Drug Marketing Act. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and the U.S. Veteran’s Health Care Act of 1992. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Sales, marketing and pricing activities also are potentially subject to federal and state consumer protection and unfair competition laws. Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which imposes a substantial cost on us and our collaborators. To the extent our products are marketed by our collaborators, our ability to ensure their compliance with applicable regulations will be limited. Failure to comply with applicable legal and regulatory requirements may result in:
•	issuance of warning letters by the FDA or other regulatory authorities;
•	fines and other civil penalties;
•	criminal prosecutions;
•	injunctions, suspensions or revocations of marketing licenses;
•	suspension of any ongoing clinical trials;
•	suspension of manufacturing;
•	delays in commercialization;
•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;
•	refusals to permit products to be imported or exported to or from the United States;
•	restrictions on operations, including costly new manufacturing requirements; and
•	product recalls or seizures.
     In the future, the regulatory climate might change due to changes in FDA staffing, policies or regulations and such changes could impose additional post-marketing obligations or restrictions and related costs. While it is impossible to predict future legislative or administrative action, if we are not able to maintain regulatory compliance, we will not be able to market our drugs and our business could suffer.
Obtaining regulatory approval in the United States does not ensure we will obtain regulatory approval in other countries.
     We will aim to obtain regulatory approval in the United States as well as in other countries. To obtain regulatory approval to market any FDA approved products outside of the United States, we and our collaborators must comply with numerous and varying regulatory requirements in other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional, presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed. In addition, any approved products will be subject to post-marketing regulations related to manufacturing standards, facility and product inspections, labeling and possibly sales and marketing.
     Failure to comply with applicable regulatory requirements in other countries can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.
If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.
     Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will likely take several years and, because of the competitive and dynamic nature of the drug development industry, there is a risk that by the time this occurs any such product:
•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;
•	will not be successfully marketed or achieve market acceptance;
•	will not be preferable to existing or newly developed products marketed by third parties; or
•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.
     The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us.
     In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.
     Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.
We do not have the marketing expertise needed to commercialize our potential products.
     We do not currently have the resources to market any of our potential products. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Pursuant to our collaboration and license agreement with Astellas, we have licensed to Astellas the rights to market RSD 1235 (iv) in North America if and when it is approved for marketing by the applicable regulatory authorities. Should our arrangement with Astellas be terminated for any reason, we would need to find a new collaborative partner or undertake this marketing on our own. Furthermore, we have no similar arrangement for RSD 1235 (oral) or any of the Artesian candidates. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any sales personnel and we have no experience in hiring and managing such personnel. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
If we develop products with commercial potential, we have no experience in commercial manufacturing.
     We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture such products independently, or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.
     Under the terms of our collaboration and license agreement with Astellas, Astellas is responsible for the commercial manufacture of RSD 1235 (iv). We are currently using several third parties for the manufacture of the drug supplies of RSD 1235 (iv) and RSD 1235 (oral) being used in our clinical trials. Should regulatory approval of the RSD 1235 (oral) be obtained, we may need to contract with additional third party manufacturers in order to be able to manufacture sufficient quantities of these compounds for commercial sale. Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time-consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production. In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.

Our inability to manage our future growth could impair our business, financial condition, and results of operations.
     Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.
     The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities. Our product candidates are principally regulated in the United States by the FDA, in Canada by the Therapeutic Products Directorate, or TPD, and by other similar regulatory authorities in the European Union, Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.
     In connection with our pre-clinical studies and clinical trials for RSD 1235 (iv) and RSD 1235 (oral), we are required to adhere to guidelines established by the applicable regulatory authorities. In general, these regulatory authorities and the regulatory process require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We or our collaborative partners must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.
     In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates, receive refusals from regulatory authorities to accept our marketing applications for review, or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. For example, after a request from the FDA for additional clinical and manufacturing data on the use of allopurinol intolerant gout indication for Oxypurinol, we decided to stop pursuing the development of this product for the foreseeable future. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals for any product candidates developed by us.
     We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.
     We cannot predict whether or not regulatory approval will be obtained for any product we develop. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.
We have substantial competition in the life sciences industry and with respect to products we are developing.
     The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. Companies including, but not limited to, Boston Scientific, GlaxoSmithKline, Johnson & Johnson, Medtronic, Merck, Pfizer and Sanofi-Aventis all have products in development or in the market that could potentially compete with our RSD 1235 product candidates.
     Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them. Currently, these companies and institutions also compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.
Some of our products rely on licenses of proprietary technology owned by third parties.
     The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our products will be significantly impaired. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.
Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products.
     The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, the regulatory approval and commercialization of our current product candidates. Astellas is responsible for the co-development and commercialization of RSD 1235 (iv) in North America pursuant to our collaboration and license agreement with Astellas. In addition, we are currently exploring additional corporate collaborations or partnerships for RSD 1235 (iv) outside of North America and other current projects. There can be no assurance, however, that we will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all, within any projected time frame. Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue.
     Our success is highly dependent upon the performance of Astellas and future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Astellas and future corporate collaborators, if any, are not within our direct control and, as a result, there can be no assurance that Astellas or any future corporate collaborators, will commit sufficient resources to our research and development projects or the commercialization of our products. Astellas, or any future corporate collaborators, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Operationally, Astellas is responsible for the management of our ACT 4 Phase III trial and for filing any new drug applications, or NDAs, in respect of RSD 1235 (iv). Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.
     The success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations. Management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Our ability to simultaneously manage a number of corporate collaborations is untested.
We are subject to the risks associated with the use of hazardous materials in research and development conducted by us.
     Our research and development activities involve the use of hazardous materials and chemicals. We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, provincial, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a blanket property insurance policy to cover costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition, and results of operations.

If certain milestones under the Artesian acquisition agreement are achieved, we will be required to make cash payments or issue our securities as milestone payments. Under certain circumstances we may be required to transfer or license the intellectual property of Artesian back to the prior Artesian stockholders.
     Under the terms of the Artesian acquisition agreement, we are required make payments of up to $64 million upon the occurrence of certain milestones, which, at our discretion may be paid in cash or in special warrants exercisable into our common shares. To the extent that we opt to make milestone payments in cash, we may need to seek additional funding through public or private equity or debt financing, or we may be required to divert capital that would otherwise have been used for research or development projects, which could adversely affect our business, financial condition, prospects or results of operations. To the extent we opt to make such milestone payments in special warrants exercisable into our common shares, our shareholders could experience significant dilution.
     In the event that (i) prior to October 21, 2007, we have failed to file an Investigational New Drug Application, or IND, for at least one of the compounds from the research and development program of Artesian, as it existed on August 29, 2005 or (ii) having filed an IND for such compound, we have failed to use commercially reasonable efforts to develop such compound, or another compound from Artesian’s research and development program, during a period of 24 months following the date of filing an IND, we will be required to transfer all right, title and ownership in, or grant a license under, the intellectual property rights of Artesian, as they existed immediately prior to the close of the Artesian acquisition, to the Artesian stockholders from whom we purchased such shares. Alternatively, in such case we may, at our discretion, transfer all of the issued and outstanding shares of Artesian to the prior Artesian stockholders in lieu of transferring title or entering into licenses for such intellectual property.
Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means.
     In recent years, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States, Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes could also have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.
     In recent years companies such as ours have been subjected to additional scrutiny by the United States federal government. The Office of Inspector General of the United States Department of Health and Human Services, or OIG, has increased the number of inspections of companies such as ours. Further, the number of investigations caused by employees or others commonly referred to as qui tam actions have increased markedly in recent years. Even if we have committed no wrongdoing, responding to such OIG investigations or other government investigations could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.
     In addition, in the United States and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.
Recently enacted U.S. federal legislation could adversely impact our ability to economically price our potential products.
     In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms. In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.
     U.S. federal legislation enacted in December 2003 has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s average sales price. This new reimbursement methodology has generally led to lower reimbursement levels, although experience with the new reimbursement methodology is limited, and could be subject to change in the future. The new U.S. federal legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. The benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of the U.S. Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new U.S. law requires the U.S. Congress to consider cost containment measures in the event that Medicare cost increases exceed a certain level. These cost containment measures could include some sorts of limitations on prescription drug prices. The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.

The use of pharmaceutical products may expose us to product liability claims.
     The products we are developing, and will attempt to develop, will, in most cases, undergo extensive clinical testing and will require regulated approval from the applicable regulatory authorities prior to sale in the United States, Canada, the European Union and other countries or regions. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available. At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.
We are dependent upon our key personnel to achieve our scientific and business objectives.
     As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees, or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition, and results of operations.
     We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.
     We have employment contracts of varying lengths with all of our key executives, which include incentive provisions for the granting of stock options which vest over time, designed to encourage such individuals to stay with us. However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.
If we were to lose our foreign private issuer status, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.
     As a foreign private issuer, we are exempt from certain of the provisions of the U.S. securities laws. For example, the U.S. proxy rules, Regulation FD and the Section 16 short swing profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. In addition, if we were to lose our foreign private issuer status, we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada. Compliance with these additional securities laws would likely result in increased expenses. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the U.S, which could limit our ability to access the capital markets in the future.
Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.
     Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.
We have licensed certain of our intellectual property to our Barbados subsidiary. There is no assurance these arrangements will be respected by the applicable authorities or that the relevant regulations will not be changed.
     In December 2004, we entered into an agreement with our wholly-owned subsidiary in Barbados under which our Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit RSD 1235 within certain specified countries. This license is subject to the existing licenses we granted to Astellas under our collaboration and license agreement with Astellas. We also assigned to our Barbados subsidiary, subject to certain reservations of rights thereunder, all of our rights and interests in the collaboration and license agreement with Astellas and our Barbados subsidiary assumed all of our liabilities and obligations under that agreement.
     We have effected these transactions and organized our foreign operations in part based on assumptions about the application of various tax laws, foreign currency exchange and capital repatriation laws and other relevant laws of a number of jurisdictions. While we believe that such assumptions are reasonable, we cannot assure that taxing or other authorities will reach the same conclusion. In addition, if such jurisdictions were to change or modify such laws, we could also suffer adverse tax and financial consequences.

We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all.
     We intend to generate revenue and expenses internationally which are likely to be denominated in U.S. and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
     Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus that are not historical facts are “forward-looking statements,” as defined in the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. When used in such documents, the words, “anticipate,” “contemplate,” “continue,” “plan,” “will,” “budget,” “target,” “believe,” “estimate,” and “expect” and similar expressions identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the results of our clinical trials for our product candidates, our ability to receive regulatory approval for our drug candidates, and those which are discussed under the heading “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.
USE OF PROCEEDS
     All of the net proceeds from the sale of the common shares by the selling shareholders will go to them upon sale of such shares. Accordingly, we will not receive any proceeds from the sales of our common shares by the selling shareholders. We will not receive any additional consideration from the exercise of the special warrants.

PRICE RANGE OF COMMON SHARES
     Our common shares are quoted on Nasdaq under the symbol “CRME” and are traded on the TSX under the symbol “COM.” All share prices on the following table reflect the four-to-one reverse stock split completed on March 8, 2002.
     The following tables set forth, for the periods indicated, the reported high and low sales prices of our common shares on Nasdaq.

	Nasdaq National Market
	(U.S.$)
Period	High	Low
Year ended December 31, 2005	$10.74	$5.29
Year ended December 31, 2004	$7.64	$4.00
Calendar 2005
Fourth Quarter	$10.74	$7.87
Third Quarter	$8.79	$5.80
Second Quarter	$6.53	$5.29
First Quarter	$8.73	$6.20
Calendar 2004
Fourth Quarter	$7.64	$4.41
Third Quarter (commencing July 6, 2004)	$5.70	$4.00

February 2006	$13.36	$11.69

January 2006	$13.61	$10.00
December 2005	$10.74	$8.55
November 2005	$8.63	$8.06
October 2005	$9.27	$7.87
September 2005	$8.79	$7.16

     The following table sets forth, for the periods indicated, the reported high and low sales prices of our common shares on the TSX.

	Toronto Stock Exchange
	(C$) (1)
Period	High	Low
Year ended December 31, 2005	$12.35	$6.60
Year ended December 31, 2004	$9.10	$4.58
Thirteen months ended December 31, 2003	$5.72	$2.01
Year ended November 30, 2002	$5.16	$1.35
Year ended November 30, 2001	$4.00	$1.60
Calendar 2005
Fourth Quarter	$12.35	$9.29
Third Quarter	$10.24	$6.95
Second Quarter	$8.15	$6.60
First Quarter	$10.81	$7.59

	Toronto Stock Exchange
	(C$) (1)
Period	High	Low
Calendar 2004
Fourth Quarter	$9.10	$5.44
Third Quarter	$7.67	$5.30
Second Quarter	$7.67	$6.15
First Quarter	$6.10	$4.58

February 2006	$15.50	$13.40

January 2006	$15.50	$11.55
December 2005	$12.35	$9.98
November 2005	$10.13	$10.13
October 2005	$10.95	$9.29
September 2005	$10.24	$8.47

(1)	Our common shares have traded on the TSX since July 25, 2000. Our common shares were also traded on the Canadian Venture Exchange Inc., or CDNX, until February 2, 2001. The information set forth above reflects the highest and lowest sale prices reported on either the TSX or the CDNX, as the case may be, for each time period which includes any date from December 1, 2000 through February 1, 2001.

CONSOLIDATED CAPITALIZATION
     The following table describes our consolidated capitalization as of September 30, 2005, and as adjusted in order to give effect to the issuance and exercise of the special warrants and the issuance of the common shares issuable upon exercise of the special warrants, and before deducting expenses of this offering. This table is presented in Canadian GAAP and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
     For your convenience, we have converted certain Canadian dollar amounts for September 30, 2005 into U.S. dollars at the rate of $0.8615 per C$1.00 (the noon exchange rate on September 30, 2005 for one Canadian dollar, expressed in U.S. dollars, as reported by the Federal Reserve Bank of New York). You should not view such currency translations as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rates indicated or at any other rate.

	September 30, 2005		September 30, 2005
	Actual	As Adjusted	Actual	As Adjusted
	(U.S. dollars, in thousands)		(Canadian dollars, in thousands)
Cash, cash equivalents and short term investments	$62,042	$69,542	C$72,016	C$80,722

Long term debt and obligations under capital leases (including current portion)	—	—	—	—
Shareholders equity
Common shares, no par value (authorized: unlimited; outstanding: 51,371,281 actual as of September 30, 2005, 52,407,379 as adjusted)	172,705	180,205	200,470	209,176
Preferred shares, no par value (authorized: unlimited; outstanding: nil actual and as adjusted)	—	—	—	—
Contributed surplus	8,291	8,291	9,624	9,624
Deficit	(117,850)	(117,850)	(136,797)	(136,797)

Total shareholders’ equity	63,146	70,646	73,297	82,003

Total Capitalization	$63,146	70,646	C$73,297	C$82,003

The information in the above table does not include:
•	4,840,077 common shares issuable upon the exercise of outstanding share options as of September 30, 2005 at a weighted-average exercise price of C$5.65 per share;
•	391,723 common shares reserved for future issuance under our stock option plan as of September 30, 2005; and
•	162,024 common shares issuable upon the exercise of outstanding warrants as of September 30, 2005, at a weighted average exercise price of $4.25.

CURRENCY EXCHANGE RATES
     The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the low rate of exchange in effect during such periods, and (iv) the high rate of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Federal Reserve Bank of New York.

	Calendar	Calendar	Calendar
	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2005	2004	2003
Closing	$0.8579	$0.8310	$0.7738
Average	0.8276	0.7702	0.7186
Low	0.7872	0.7158	0.6349
High	0.8690	0.8493	0.7738
     On December 30, 2005, the noon exchange rate for one Canadian dollar, expressed in U.S. dollars, as reported by the Federal Reserve Bank of New York, was $0.8579.
DIVIDEND POLICY
     We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

DESCRIPTION OF SHARE CAPITAL
     Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of September 30, 2005, 51,371,281 common shares and no preferred shares were issued and outstanding. In addition, as of September 30, 2005 there were 4,840,077 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of C$5.65 per share, 391,723 common shares reserved for future grant or issuance under our stock option plan and 162,024 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.25 per share. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Canada Business Corporations Act, or CBCA.
     The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.
ARTICLES OF INCORPORATION AND BYLAWS
     Cardiome Pharma Corp. was continued under the CBCA on March 8, 2002 under number 402208-4. We have no restrictions on our business imposed by the CBCA. Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.
     Subject to the prior rights of holders of preferred shares, if any, all of the common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up of Cardiome and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote at the meetings. Each common share carries with it the right to one vote. There are no limitations on the rights of holders to own common shares or preferred shares.
     In the event of liquidation, dissolution or winding-up of Cardiome or other distribution of our assets, subject to the prior rights of holders of preferred shares, if any, the holders of the common shares will be entitled to receive, on a pro-rata basis, all of the assets remaining after we have paid out our liabilities. Distribution in the form of dividends, if any, will be set by our board of directors.
     Provision as to modification, amendment or variation of the rights attached to the common shares are contained in our articles and bylaws and the CBCA. Generally speaking, substantive changes to the rights attached to the common shares will require the approval of the holders of common shares by special resolution, at least two-thirds of the votes cast. Some of the provisions in our articles and bylaws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following: shareholders cannot amend our articles unless at least two-thirds of the shares entitled to vote approve the amendment; our board of directors can issue preferred shares without shareholder approval under any terms, conditions, rights and preferences that the board determines; and shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.
     There are no restrictions on the repurchase or redemption by us of common shares. There are no indentures or agreements limiting the payment of dividends. There are no conversion rights, special liquidation rights, sinking fund provisions, pre-emptive rights or subscription rights attached to any common shares. Holders of common shares are not liable to further capital calls by us.
     The directors have the power to convene general meetings of the shareholders and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Annual meetings must be held at least every 15 months, and if they are not convened by the directors, may be requisitioned by shareholders in certain circumstances. The directors must stand for election at each annual meeting of shareholders. Meetings of the shareholders may be held anywhere in Canada or in New York, New York; Seattle, Washington; San Francisco, California; Los Angeles, California; San Diego, California; or Boston, Massachusetts.
     If a director is materially interested in a proposal, arrangement or contract, the director must disclose in writing the nature and extent of his interest to Cardiome or request to have it entered in the minutes of a meeting of the directors. A director may not vote on any resolutions to approve proposals, arrangements or contracts in which they are materially interested unless it is a proposal, arrangement or contract: (1) relating primarily to the director’s remuneration as a director, officer, employee or agent of Cardiome or an affiliate, (2) for indemnity or insurance for the director under the CBCA, or (3) with an affiliate. Our directors have the power to borrow money from any source and upon any terms and conditions on behalf of Cardiome, subject to their fiduciary duties and the CBCA. There is no requirement that the directors must hold shares of Cardiome to qualify as directors and directors are not required to retire at a specified age. The CBCA requires that 25% of the directors of a corporation must be residents of Canada.
CERTAIN INCOME TAX CONSIDERATIONS
Certain United States Federal Income Tax Considerations
     The following description is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares offered hereunder (the “Offered Shares”) by a “U.S. Holder”. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the Offered Shares. This discussion is limited to U.S. Holders that own less than 10% of Cardiome’s total shares outstanding.
     As used herein, the term “U.S. Holder” means the following persons who invest in and hold Offered Shares as capital assets: (i) citizens or residents (as defined for U.S. federal income tax purposes) of the U.S.; (ii) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the U.S. or of any state or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more

U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations, or Treaty Regulations, and, in each case, (a) who are residents of the U.S. for purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), (b) whose common shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for U.S. federal income tax purposes. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors which are single member non-corporate entities or partners in partnerships holding Offered Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
     This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Cardiome’s shares by voting power or by value. Persons considering the purchase of Offered Shares should consult their tax advisors with regard to the application of the income tax laws of the U.S. and any other taxing jurisdiction to their particular situations.
     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.
Dividends
     A U.S. Holder generally will recognize, to the extent of Cardiome’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on the Offered Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders. To the extent that any such distribution exceeds Cardiome’s current and accumulated earnings and profits, it will be treated first as a tax free return of the U.S. Holder’s tax basis in the Offered Shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below). U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the U.S. dollar value of such distributions on the date of receipt based on the exchange rate on such date.

     U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars. Distributions to a U.S. Holder with respect to the Offered Shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the limitations applicable to the foreign tax credit rules are complex, U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.
     With respect to non-corporate U.S. investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Management believes that Cardiome’s common shares, which are quoted on the Nasdaq National Market, are readily tradable on an established securities market in the U.S. There can be no assurance that Cardiome’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
Dispositions
     Upon a sale or exchange of an Offered Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Offered Share. Such gain or loss will be a long term capital gain or loss if the Offered Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.
Passive Foreign Investment Company
     The rules governing “passive foreign investment companies” can have significant tax effects on U.S. Holders. Cardiome could be classified as a passive foreign investment company if, for any taxable year, either:

(a)	75% or more of Cardiome’s gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of stock or securities and some types of rents and royalties, or
(b)	on average, 50% or more of Cardiome’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”
     Distributions constituting “excess distributions,” as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.
     Management does not believe that Cardiome is currently a passive foreign investment company. However, no assurance can be given that Cardiome will not become a passive foreign investment company in the future. Moreover, prospective investors should be aware that Cardiome does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code applicable to passive foreign investment companies. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Cardiome prior to January 1, 2009 if Cardiome is a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders should consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.
Information Reporting and Backup Withholding
     A U.S. Holder may be subject to U.S. information reporting with respect to dividends paid on the Offered Shares and certain payments of proceeds from the sale or exchange of the Offered Shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at the rate of 28%) unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.
Certain Canadian Federal Income Tax Considerations
     The following is a general summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Offered Shares generally applicable to purchasers of Offered Shares pursuant to this offering who, at all relevant times, are residents of the U.S. for the purposes of the Convention, are not residents of Canada or deemed to be residents of Canada for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), hold their Offered Shares as capital property, deal at arm’s length with Cardiome for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such Offered Shares in connection with a business carried on, or deemed to be carried on, in Canada (“U.S. Resident Holders”). Whether a U.S. Resident Holder holds Offered Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Offered Shares will generally be considered to be capital property to a U.S. Resident Holder unless the shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

     This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding of the current published administrative practices and policies of the Canada Revenue Agency. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.
Dividends
     Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the Offered Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of Cardiome at that time, in which case the rate of Canadian withholding tax is reduced to 5%.
Dispositions
     A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Also, under the Convention a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided the value of the shares is not derived principally from real property situated in Canada. Offered Shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and Nasdaq National Market) at the time of the disposition unless, at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any series or class of the capital stock of Cardiome. U.S. Resident Holders to whom Offered Shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the Offered Shares.

SELLING SECURITY HOLDERS
     All of the common shares being offered hereby are being offered for the accounts of the selling shareholders. The following table sets forth information about the selling shareholders and their beneficial ownership of our common shares as of December 31, 2005, and as adjusted to reflect the sale of the shares offered by this prospectus. The information is based on information provided by or on behalf of the selling shareholders. This prospectus relates to periodic offers and sales of up to 1,036,098 common shares by the selling shareholders named below, which consist solely of common shares issuable upon the exercise of 1,036,098 special warrants acquired by the selling shareholders in a private placement transaction on October 21, 2005.
     Other than as set forth below, the selling shareholders do not hold any other position or office and have not had any other material relationship with us, or any of our predecessors or affiliates, during the past three years.
     The selling shareholders may sell all, some or none of the common shares covered by this prospectus. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their common shares in transactions exempt from the registration requirements of the Securities Act of 1933, or Securities Act, since the date on which they provided the information regarding their equity ownership. In certain cases, where such selling shareholders have provided us with such information, it is reflected in the table below.
     The common shares offered by this prospectus may be offered from time to time by the selling shareholders named below. The table assumes that all common shares being offered by the selling shareholder pursuant to this prospectus are ultimately sold in the offering.
     The selling security holders are as follows:

	Shares Beneficially Owned		Shares	Shares Beneficially Owned
	Prior to this Offering(1)		Being	After this Offering
	Number	Percentage	Offered	Number	Percentage
Oxford Bioscience Partners IV L.P.(2)	1,025,806	2.0%	1,025,806	0	*
mRNA Fund II L.P.(3)	10,292	*	10,292	0	*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power or dispositive power with respect to securities and a person who owns options and warrants exercisable within 60 days is treated as a beneficial owner of those securities.

(2)	Includes 1,025,806 shares subject to currently exercisable special warrants held by Oxford Bioscience Partners IV L.P. OBP Management IV, L.P., as general partner of Oxford Bioscience Partners IV L.P., maintains investment control over these shares. The general partners of OBP Management IV, L.P. are Jonathan Fleming, Alan Walton, Jeffrey Barnes, Michael Lytton and Mark Carthy. Jonathan Flemming serves on the board of directors of Leerink Swan & Co., Inc., an NASD member. The address of this shareholder is 222 Berkeley Street, Suite 1650, Boston, MA 02116.

(3)	Includes 10,292 shares subject to currently exercisable special warrants held by mRNA Fund II L.P. OBP Management IV, L.P., as general partner of mRNA Fund II L.P., maintains investment control over these shares. The general partners of OBP Management IV, L.P. are Jonathan Fleming, Alan Walton, Jeffrey Barnes, Michael Lytton and Mark Carthy. Jonathan Flemming serves on the board of directors of Leerink Swan & Co., Inc., an NASD member. The address of this shareholder is 222 Berkeley Street, Suite 1650, Boston, MA 02116.

PLAN OF DISTRIBUTION
     The selling shareholders and any of their pledges, assignees, transferees, distributees and successors-in-interest may, from time to time, sell any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. For purposes of this prospectus, these pledges, assignees, transferees, distributees and successors-in-interest are considered selling shareholders. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	an underwritten public offering;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling shareholders may also sell shares under Rule 144 or Rule 144(k) under the Securities Act, if available, rather than under this prospectus.
     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in securities of Cardiome or derivatives of Cardiome securities and may sell or deliver shares in connection with the trades. The selling shareholders may pledge their shares to their respective brokers under the margin provisions of customer agreements. If the selling shareholders default on a margin loan, the brokers may, from time to time, offer and sell the pledged shares.
     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling shareholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
EXPENSES
     We are required to pay all fees and expenses incident to the registration of the common shares, including the registration fees. Selling shareholders will pay any underwriting commissions and expenses, brokerage fees, transfer taxes and the fees and expenses of their attorneys and other experts, except that we are required to pay reasonable fees and disbursements of one U.S. counsel and one Canadian counsel for the selling shareholders not to exceed $10,000 in the aggregate. Set forth below are expenses to be paid by us in connection with distribution of the common shares being registered on behalf of the selling shareholders. All amounts shown are estimates except for the Securities Exchange Commission registration fees.

SEC registration fees	$1,352
Accounting fees and expenses	20,000
Legal fees and expenses	25,000
Miscellaneous	2,000

Total	48,352

LEGAL MATTERS
     The validity of the common shares offered by this prospectus will be passed upon by McCarthy Tétrault LLP.
EXPERTS
     The consolidated financial statements of Cardiome Pharma Corp. appearing in Cardiome Pharma Corp.’s Annual Report (Form 40-F) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and file reports and other information with the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form F-3 to register the securities offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and its exhibits and schedules. References in this prospectus to any contract or other document are not necessarily complete and, if we filed the contract or document as an exhibit to the registration statement, you should refer to the exhibit for more information.
     The registration statement, including all exhibits, may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available to the public from the Commission’s website at www.sec.gov.
     As a foreign private issuer, we are exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not currently required under the Exchange Act to publish financial statements as frequently or as promptly as are United States companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue quarterly press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

INCORPORATION BY REFERENCE
     The Securities and Exchange Commission allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents that we have previously filed with the Commission:
     (a) our Annual Report on Form 40-F for the year ended December 31, 2004 filed with the Commission on March 1, 2005;
     (b) our Reports on Form 6-K, filed with the Commission on March 23, 2005, September 8, 2005, November 8, 2005, and January 19, 2006;
     (c) the description of our common shares contained in our Registration Statement on Form 20-F filed with the Commission on August 22, 1997.
     The documents listed above contain important information about us and our finances. The more detailed information contained in the Form 40-F, Forms 6-K, and Form 20-F qualify this entire prospectus. Statements in this prospectus may modify or supersede statements in the Form 40-F, Forms 6-K, and Form 20-F and therefore the modified or superseded part of the original statement is not part of this prospectus.
     We incorporate by reference into this prospectus all subsequent annual reports on Form 20-F, Form 40-F, or Form 10-K and all subsequent filings by us on Form 10-Q and 8-K after the date of this prospectus and before we terminate this offering. We also may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus and before we terminate this offering that we identify in the Form 6-K as being incorporated into this registration statement. We may modify or supersede any statement in this prospectus by statements in documents we incorporate by reference after the date of this prospectus. When that happens, the modified or superseded part of the original statement is not part of this prospectus.
     You may request a copy of any of the documents incorporated by reference in this prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address: Cardiome Pharma Corp., Attention Christina Yip, 6th Floor, 6190 Agronomy Road, Vancouver, British Columbia, Canada V6T 1Z3. Our telephone number is (604) 677-6905.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
ITEM 8.     INDEMNIFICATION
     Directors and officers of Cardiome Pharma Corp. are entitled to indemnification in the following circumstances:
     (a)     Under the CBCA, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, in the best interests of the other entity for which the individual acted as a director or officer in a similar capacity at the corporation’s request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor only with court approval. A director or officer is entitled to indemnification from the corporation as a matter of right if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done and fulfilled the conditions set forth above. The corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if he or she does not fulfill the conditions set forth above to qualify for indemnification.
     (b)     Our bylaws provide that we will indemnify any of our directors, former directors, officers and former officers and other parties specified by the bylaws, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer.
     (c)     We have entered into Indemnity Agreements with certain of our officers and directors, pursuant to which we are obligated to indemnify and hold harmless such persons against all costs, charges and expenses, including any amounts paid to settle actions or satisfy judgments, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which they are made a party by reason of being or having been an officer or director. However, such indemnification obligations arise only to the extent that the party seeking indemnification was acting honestly and in good faith with a view to our best interests, and, in the case of criminal or administrative actions or proceedings enforced by monetary penalties, that such person had reasonable grounds for believing that his or her conduct was lawful. Under these Indemnity Agreements, we may advance to the indemnified parties the expenses incurred in defending any such actions or proceedings, but if the director or officer does not meet the conditions to qualify for indemnification, such amounts shall be repaid.
     (d)     Pursuant to an agreement with the selling shareholders in respect of this offering under this Registration Statement, the selling shareholders have agreed to indemnify us, each of our directors and officers and each person who controls us within the meaning of the Securities Act, with respect to information furnished by the selling shareholders for use in this registration statement and the prospectus.

     As permitted by the CBCA, we have purchased directors’ and officers’ liability insurance which, under certain circumstances, insures our directors and officers against the costs of defense, settlement or payment of a judgment.
ITEM 9.     EXHIBITS

4.1*	Form of Registrant’s Common Share Certificate
4.2*	Form of Subscription Agreement for Special Warrants
4.3*	Form of Special Warrant
4.4*	Form of Amendment No. 1 to Subscription Agreement
5.1*	Opinion of McCarthy Tétrault LLP

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of McCarthy Tétrault LLP
24.1*	Power of Attorney

*	Previously filed.
ITEM 10.     UNDERTAKINGS
          (a)     The undersigned registrant hereby undertakes:
                    (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                              (i)     To include any prospectus required by section 10(a)(3) of the Securities Act;
                              (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
                              (iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
                    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

                    (2)     That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
                    (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
                    (4)     To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering; provided that with respect to a registration statement on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.
          (b)     The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this amendment to the registration statement on Form F-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada, on the 10th day of March, 2006.

CARDIOME PHARMA CORP.
By:	/s/ ROBERT W. RIEDER
Robert W. Rieder

Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement on Form F-3 has been signed by the following persons in the capacities indicated on March 10, 2006.

/s/ ROBERT W. RIEDER Robert W. Rieder	Chief Executive Officer and Director (Principal Executive Officer)
/s/ DOUGLAS G. JANZEN Douglas G. Janzen	President, Chief Business Officer and Chief Financial Officer (Principal Accounting Officer)
* Mark C. Rogers	Chairman of the Board of Directors
* Fred H. Mermelstein	Director
* Ralph Snyderman	Director
* Jackie M. Clegg	Director
* Harold H. Shlevin	Director
* Peter W. Roberts	Director
/s/ ALAN M. EZRIN Alan M. Ezrin	Authorized Representative in the United States
* /s/ DOUGLAS G. JANZEN Douglas G. Janzen	Attorney-in-fact

EXHIBIT INDEX

4.1*	Form of Registrant’s Common Share Certificate
4.2*	Form of Subscription Agreement for Special Warrants
4.3*	Form of Special Warrant
4.4*	Form of Amendment No. 1 to Subscription Agreement
5.1*	Opinion of McCarthy Tétrault LLP

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2*	Consent of McCarthy Tétrault LLP
24.1*	Power of Attorney

*	Previously filed.